Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 001-40057

Voltus TD Ameritrade Interview
Wednesday, December 1, 2021

PARTICIPANTS Gregg Dixon - Voltus CEO Oliver Renick - TD Ameritrade Network

Oliver Renick

Let's talk about the SPAC market, and of course its connection to the electrification of our energy grid and, importantly, vehicles as well, a big focus. The latest, Voltus, after announcing a merger, will be coming to a public market near you. Gregg Dixon is joining us, co-founder and Chief Executive Officer at Voltus. Gregg, thanks for being here this morning.

Gregg Dixon

Good morning, Oliver. Thanks for having us.

Oliver Renick

Introduce your company to us as a green energy, distributed energy resource software platform. That's a lot, so what do you do?

Gregg Dixon

Yes. So, you can think of us as the Airbnb of the electricity grid.

Oliver Renick

Perfect.

Gregg Dixon

When you think about Airbnb--yeah, it's easy for everybody to understand when put in those terms. Airbnb connects underutilized apartments to folks that want to make use of them and pays those apartment owners for the utilization of an underutilized asset. We do the same for the electric grid, but for millions of distributed energy resources like electric vehicles, solar, plus storage that electricity markets desperately need right now to come to market and solve some of our challenges associated with climate change.

Oliver Renick

Okay. Maybe my mind now is too attached to that very good illustration of Airbnb, but I'm thinking about the physical nature of the energy grid. How do you take energy that's not being used up somewhere and give it to something that needs it? Do they have to be geographically close?

Gregg Dixon

They don't. In fact, this is the power of distributed energy resources. Think about the power of a network and internetworking devices to deliver a certain service, this is really the essence of what we call DERs is all about.

Voltus CEO Gregg Dixon on SPAC Merger

Wednesday, December 1, 2021, 3:30 P.M. Eastern

So, for instance, if you have a smart thermostat, a Wi-Fi enabled thermostat, of which there are 50 million in the United States alone, controlling that amount of power demand equates to about 50,000 megawatts of power, almost the amount of power needed to deliver for all of New England and New York consumers. By leveraging the power of the Internet and these interconnected distributed energy resources, we can deliver incredible value to grids that need it and actually pay customers who own these DERs to participate in democratizing the grid.

Oliver Renick

Okay. So, when you have clients or customers like Home Depot, for example, is one of the customers that you use as an example, Coca-Cola as well, for these--and when I envision a commercial enterprise like a Home Depot, do they own their energy grid and they're buying your software, or are you selling your software to an energy provider or a utility company that provides the power for a Home Depot store or something?

Gregg Dixon

Yes to both. We're actually paying somebody like Home Depot to connect our technology to their distributed energy resources. It could be energy storage at their stores plus solar on their roofs, plus building management system load flexibility. That runs through our cloud-based platform and then can be utilized by electricity grids to balance supply and demand.

So, we pay Home Depot to actually use our product, which is a pretty unique part of our business model, and electric grids pay us to bring those DERs to market through our technology platform.

Oliver Renick

I see. So, are you at any point taking ownership of energy from a commodity standpoint, or is this basically information that you're selling, data that you're selling to the energy provider?

Gregg Dixon

Yes, it's really a super light technology software model. We don't own the assets and we don't actually take title to electricity. We're simply a networking technology that brings it all together, orchestrates these millions of DERs.

Oliver Renick

Ah. So, from the software standpoint, is this something that these energy companies will want to have built on their own? They didn't have this and you're providing that service, it seems like, but are there partnerships? Is there a potential big energy company that might say, hey, we want your data to ourselves so you don't give it away to our competitors?

Gregg Dixon

Yes, of course. So, one of the aspects of our model that's so valuable is that we're building one of the biggest energy data lakes in the world that has a tremendous amount of value to lots of stakeholders, right? It could be very valuable to Home Depot to benchmark their store energy consumption, for instance. It could be very valuable to the local utility to understand how their consumers in their service territory are making use of energy throughout the day and how to optimize that. It has really many purposes on how you can kind of force multiply the technology.

Oliver Renick

Now, the company, valued at roughly $1.3 billion pro forma equity after the SPAC deal, talk to me about some of the numbers. Is the expense right now from a sales perspective where you're going to these businesses and saying, hey, you need to use our software? So, is it about hiring people? What are you going to use this money for once you go public? What do you need to spend on?

Gregg Dixon

Yes. So, it was three uses of proceeds. First and foremost, it's lather, rinse, repeat of a proven growth model. And that really means building out our team; more salespeople, more software engineers, and more product in existing markets.

The second is to capture these new technology DER partners. So, when you think about those types of partners, you think of, let's say, a Google Nest and the tens of millions of Wi-Fi thermostats that are out there, or electric vehicles that are coming online by the droves of million. All of those resources can be interconnected through our networking platform, and we need to invest in those relationships to capture those DERs.

And then, of course, the third is taking the show on the road. Every international market, every grid needs the value of DERs today.

Oliver Renick

Okay. Gregg, in terms of growth and what investors should expect, can you give us an idea what that proven growth model is churning out right now, year-over-year sales or a ballpark, single, double digits, triple? What are we talking here?

Gregg Dixon

Yes. So, we've been traditionally growing at triple digit rates. We effectively had no revenue in 2017. We're projecting $42 million in 2021. We're projecting a little more than $170 million in 2023 and over $500 million in 2025.

Oliver Renick

Okay. Gregg, really looking forward to following along with the business, super interesting. Thanks for laying it out for us. Congratulations.

Gregg Dixon

Thanks, Oliver. Appreciate it.

Oliver Renick

Absolutely. Sure thing, looking forward to more. Gregg Dixon, co-founder and Chief Executive Office at Voltus; after the SPAC deal will be publically traded. We'll keep our eyes on the timing. And we will, of course, circle back once those earnings start kicking off. Thanks again to Mr. Dixon joining us from Voltus.

Voltus CEO Gregg Dixon on SPAC Merger

Wednesday, December 1, 2021, 3:30 P.M. Eastern

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Voltus CEO Gregg Dixon on SPAC Merger

Wednesday, December 1, 2021, 3:30 P.M. Eastern

Additional Information and Where to Find It

This communication relates to a proposed transaction between Broadscale and Voltus. Broadscale intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Broadscale stockholders. Broadscale also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Broadscale are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Broadscale through the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in Broadscale’s registration statement on Form S-4, which is expected to be filed by Broadscale with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Broadscale’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Broadscale with the SEC in connection with the business combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Voltus CEO Gregg Dixon on SPAC Merger

Wednesday, December 1, 2021, 3:30 P.M. Eastern